UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Counsel Corporation

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Counsel Corporation

(Name of Person(s) Furnishing Form)

6% Convertible Unsecured Subordinated Debentures

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Stephen Weintraub, Senior Vice President & Secretary
The Exchange Tower, 130 King Street West, Suite 1300, Toronto, Ontario M5X 1E3 (866) 416-3000

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 15, 2003

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)  The following documents were filed as exhibits to the Form CB:

Exhibit No.	Description

(a)(1)	Offer to Purchase and Circular, dated September 12, 2003 (the “Offer and Circular”), relating to the offer (the “Offer”) by Counsel Corporation (“Counsel” or the “Company”) to purchase all of the $40,861,000 aggregate principal amount of Counsel’s 6% Convertible Unsecured Subordinated Debentures due October 31, 2003 (the “Debentures”) (incorporated by reference to Exhibit (a)(1) to the Company’s Tender Offer/Rights Offering Notification Form filed on Form CB);

(a)(2)	Consent, Letter of Transmittal and Election Form, dated September 12, 2003, relating to the Offer (incorporated by reference to Exhibit (a)(2) to the Company’s Tender Offer/Rights Offering Notification Form filed on Form CB); and

(a)(3)	Notice of Guaranteed Delivery, dated September 12, 2003, relating to the Offer (incorporated by reference to Exhibit (a)(3) to the Company’s Tender Offer/Rights Offering Notification Form filed on Form CB).

(a)(4)	Notice of Variation to the Offer to Purchase, dated October 10, 2003, relating to the Offer (incorporated by reference to Exhibit (b)(1) to

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Amendment No. 1 to the Company’s Tender Offer/Rights Offering Notification Form filed on Form CB).

(b)  The following document, a copy of which is attached hereto, amends the Offer:

Exhibit No.	Description

(b)(1)	Notice of Extension of the Offer to Purchase, dated October 20, 2003, relating to the Offer.

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PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

     (1)  Not applicable.

     (2)  Not applicable.

     (3)  Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

     Concurrently with the filing of the original Form CB with the Securities and Exchange Commission (the “SEC”), Counsel filed with the SEC a written irrevocable consent and power of attorney on Form F-X. Counsel will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

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PART IV – SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Counsel Corporation

By:	/s/ Stephen Weintraub Stephen Weintraub Senior Vice President & Secretary

October 21, 2003

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